FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


As at April 30, 2003


                                CryptoLogic Inc.


                          1867 Yonge Street, 7th Floor
                            Toronto, Ontario, Canada
                                     M4S 1Y5



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                  Form 20-F  X              Form 40-F
                            ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No  X
                       ---                      ---

TABLE OF CONTENTS
Documents Included as Part of this Report:

No.      Document
---      --------

1. Press Release dated April 30, 2003 "CryptoLogic Outperforms First Quarter Expectations"

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    April 30, 2003


CRYPTOLOGIC INC.

   /s/ James A. Ryan
By:__________________________
James A. Ryan
Chief Financial Officer

[GRAPHIC OMITTED]
www.cryptologic.com

NEWS FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSX: CRY

ALL DOLLAR AMOUNTS IN US$

               CRYPTOLOGIC OUTPERFORMS FIRST QUARTER EXPECTATIONS
            Core business stabilizing; International growth & product
                        expansion fuel positive momentum

April 30, 2003 (Toronto, ON) - CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today its financial results for the first quarter ended March 31, 2003, ahead of the company's annual meeting scheduled for Thursday, May 1, 2003. Quarterly results exceeded expectations and reflect encouraging signs that the company's core business is stabilizing, and seeing growth momentum from international customers and new products. All financial figures are expressed in U.S. dollars.

"2003 is off to a positive start and continues a favourable trend for CryptoLogic," said Lewis Rose, CryptoLogic's President and CEO. "CryptoLogic is executing well, as evidenced by stronger than expected financial performance and a number of accomplishments in the first quarter. We are pleased with another solid quarter in light of ongoing industry challenges and we continue to be cautiously optimistic."

In the first quarter, CryptoLogic achieved promising results towards its 2003 growth objectives. Highlights included:

     o    Signed  two  new   international,   brand  name   customers   -  Bingo
          Entertainment for the company's poker product, and ukbetting plc for the company's poker and casino products;

     o Extended casino agreement with a major U.K. licensee, William Hill, and secured a four-year exclusivity for their use of the online poker product developed by CryptoLogic;

     o Received license approval in Alderney, the company's second approval from a strictly regulated jurisdiction. This extends CryptoLogic's market advantage as a regulatory leader; and

     o Surpassed expectations for new poker and bingo products; these products are on track to exceed 10% of 2003 revenue.

Solid Q1 Performance and Q2 Outlook
For the 2003 first quarter, CryptoLogic topped expectations by recording $8.9 million in revenue, net income of $1.8 million and diluted earnings per share of $0.15. Management's first quarter 2003 forecasts were for revenue of $8.0-$8.3 million, net income of $1.2-$1.4 million and $0.10-$0.11 per diluted share. The first quarter results also compared solidly to revenue of $8.7 million and net income of $2.2 million or $0.16 per share on a diluted basis from the first quarter of 2002.

CryptoLogic's better-than-expected performance in this year's first quarter reflects growth momentum from international customers and new products - particularly poker - along with broad and growing acceptance of the company's alternative payment solutions. Licensees' revenue from international sources is increasing steadily and was approaching 50% by the end of the first quarter of 2003, up from 40% for 2002.


                      TEL (416) 545-1455 FAX (416) 545-1454
              1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

CryptoLogic's balance sheet strength continues to provide a competitive advantage, especially as the industry experiences consolidation and creates attractive opportunities for growth. At March 31, 2003, CryptoLogic remained debt free and total cash reserves grew to $50.7 million (comprising cash and cash equivalents and restricted cash) or US$4.15 in cash per diluted share. This cash balance was unusually high due to operating cash flow of $8.4 million (2002: $2.8 million), which reflected temporary changes in working capital items in the quarter, and much of which is expected to reverse over the balance of the year. Cash flow from earnings was $2.1 million during the first quarter, compared with $2.4 million in the comparable 2002 period.

During the first quarter, CryptoLogic's business continued to stabilize. Notwithstanding these promising results, the company continues to operate in a challenging environment. Earnings in the quarter were affected due to higher investments to support the company's international focus, increasing marketing activities, regulatory efforts, expanding the range of payment methods and ongoing innovation, which continue to be vital for long-term growth. Management forecasts that second quarter revenue will range from $8.8-$9.0 million, with net income between $1.7-$1.9 million and diluted earnings per share of $0.14-$0.16.

International, Brand Name Customers Choose CryptoLogic-Developed Products CryptoLogic continues to build one of the strongest rosters of brand name customers in the world. In the first quarter, two new international gaming clients, Bingo Entertainment and ukbetting plc, were signed by the company's WagerLogic subsidiary. This is halfway towards the goal of securing four new customers in 2003. As well, WagerLogic expanded its long-standing relationship with William Hill, one of the UK's top two sports betting operators.

William Hill has established one of the most profitable online casino businesses using CryptoLogic-developed software. Building on this success, William Hill reaffirmed its commitment to the relationship by extending the existing casino contract to 2006, and broadened its game suite by exclusively offering WagerLogic's new poker technology, also to 2006.

Bingo Entertainment, one of the largest bingo operators on the Internet, chose the company's market-leading poker software to extend the world's most popular card game to its 120,000 players. The new poker site, www.pokerplex.com, was launched as part of the central CryptoLogic-developed poker room on April 14, 2003.

ukbetting plc was another new poker customer announced in the quarter. A licensed and regulated online sports book and the largest independent Internet sports content provider in the U.K., ukbetting reaches 145,000 betting customers and 3.5 million European sports fans each month. By leveraging both WagerLogic's online casino and poker solutions, ukbetting's sizeable international user community will add favourably to CryptoLogic's global expansion.

New Growth Products
CryptoLogic's innovative and results-oriented technologies are attracting new customers and driving organic growth for existing licensees. This is evident from the early success of the company's latest poker and bingo products. These products offer considerable upside for licensees and enable them to enter large, emerging markets that appeal to broader gaming audiences worldwide.

Poker is the Internet's latest big growth market, accounting for just 5% of the $3.5 billion online gaming industry today and promises considerable upside potential. CryptoLogic's centralized poker technology offers a key advantage by streaming multiple operators into a single site for immediate liquidity. Players gain ready access to live, online poker action with real players from around the globe. Licensees expand into a new, fast-growing game area with an immediate advantage for increased profitability. In less than six months since launch, CryptoLogic already powers one of the top 10 poker rooms on the Web.

Regulatory Leadership
CryptoLogic is at the regulatory forefront as one of the few software providers in the world that comply with the most rigorous requirements for online gaming. In the first quarter, the company obtained a regulatory license in Alderney, the second 'tier-one' regulatory jurisdiction for CryptoLogic.

As the global movement to regulate the industry gains momentum, CryptoLogic's experience and acceptance in highly regulated jurisdictions give the company a clear lead as more land-based operators migrate to regulated markets for online gaming. The Ritz Club London Online is now using CryptoLogic-developed software to achieve certification in Alderney.

Strong Management Team Established
In the quarter, Lewis Rose was confirmed as President and CEO in recognition of his leadership and the company's achievements since taking the helm of CryptoLogic. In addition, the company attracted an accomplished senior technology executive to its leadership team as Chief Technology Officer. Michael Starzynski has over 20 years of global information technology experience at some of North America's largest companies. Starzynski complements the other senior officers added in recent months, which firmly establish a strong, performance-driven management team to guide CryptoLogic's global leadership in online gaming.

Annual Meeting of Shareholders
------------------------------
CryptoLogic's Annual Meeting of Shareholders will be held in Room 203, Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario, Canada, on Thursday, May 1, 2003 at 4:30 p.m., Eastern time.

2003 First Quarter Analyst Call
-------------------------------
A conference call is scheduled for 8:30 a.m. (EST) on Wednesday, April 30, 2003. Interested parties should call either 1-800-814-4857 or 416-640-4127. Instant replay will be available until Wednesday, May 7, 2003 by calling 1-877-289-8525 or 416-640-1917, passcode 249535#.

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the leading software development company serving the Internet gaming market. The company's proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic, ranked #1 in the Profit 100 listing of Canada's fastest growing companies, continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic's common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently
12.2 million common shares outstanding (12.2 million shares on a diluted basis, based on the treasury method).

For more information, please contact:

At CryptoLogic, (416)545-1455
Nancy Chan-Palmateer, Director of Communications
Jim Ryan, Chief Financial Officer

At Argyle Rowland, (416) 968-7311 (media only)
Daniel Tisch, ext. 223/dtisch@argylerowland.com
Aline Nalbandian, ext. 226/aline@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company's financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company's filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

                                CRYPTOLOGIC INC.
                           CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. dollars)

--------------------------------------------------------------------------------
                                                           As at           As at
                                                       March 31,    December 31,
                                                            2003            2002
                                                     (unaudited)       (audited)
--------------------------------------------------------------------------------

ASSETS
Current assets:
   Cash and cash equivalents                             $37,383         $17,489
   Restricted cash                                        13,340          15,740
   Short term investments                                     --          10,857
   Reserves with processors                                  317             774
   Accounts receivable                                       358             699
   Prepaid expenses and other                                948           1,104
   Income taxes recoverable                                  483             583
--------------------------------------------------------------------------------
                                                          52,829          47,246

Investment                                                    --             680
Capital assets                                             2,570           2,713
Intangible assets                                            197             226
Goodwill                                                   1,665           1,665
--------------------------------------------------------------------------------
                                                         $57,261         $52,530
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                       $6,768          $5,116
   Accrued liabilities                                     2,919           2,489
   Funds held on deposit                                   4,647           3,829
--------------------------------------------------------------------------------
                                                          14,334          11,434
--------------------------------------------------------------------------------

Shareholders' equity:
   Capital stock                                          10,720          10,720
   Retained earnings                                      32,207          30,376
--------------------------------------------------------------------------------
                                                          42,927          41,096
--------------------------------------------------------------------------------
                                                         $57,261         $52,530
================================================================================


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                                       5

                                CRYPTOLOGIC INC.
                        CONSOLIDATED STATEMENTS OF INCOME
          (In thousands of U.S. dollars, except per share information)
                                   (Unaudited)

                                                  For the three months ended
                                                           March 31
                                                    2003                 2002
--------------------------------------------------------------------------------
Revenue                                                 $8,901            $8,664
--------------------------------------------------------------------------------
Expenses
    Software development and support                     5,584             4,791
    General and administrative                           1,120             1,224
    Finance                                                107               137
    Amortization                                           246               197
--------------------------------------------------------------------------------
                                                         7,057             6,349
--------------------------------------------------------------------------------

Income from operations                                   1,844             2,315
Interest income                                            161               175
--------------------------------------------------------------------------------

Income before income taxes                               2,005             2,490
Income taxes                                               174               286
--------------------------------------------------------------------------------

Net income                                              $1,831            $2,204
================================================================================

Earnings per common share
    Basic                                                $0.15             $0.18
    Diluted                                              $0.15             $0.16

Weighted average number of shares ('000s)
    Basic                                               12,206            12,210
    Diluted                                             12,216            13,569

                                CRYPTOLOGIC INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands of U.S. dollars)
                                   (Unaudited)

                                                  For the three months ended
                                                           March 31
--------------------------------------------------------------------------------
                                                    2003              2002
--------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
   Net income                                           $1,831           $2,204
   Adjustments to reconcile income to
      cash provided by (used in)
      operating activities:
          Amortization                                     246              197
          Gain on sale of investment                       (31)
   Changes in operating assets and liabilities:
           Restricted cash                               2,400            2,260
           Reserves with processors                        457             (837)
           Accounts receivable                             341             (961)
           Prepaid expenses and other                      156             (444)
           Income taxes                                    100              506
           Accounts payable                              1,652             (666)
           Accrued liabilities                             430             (270)
           Funds held on deposit                           818              780
--------------------------------------------------------------------------------
                                                         8,400            2,769
--------------------------------------------------------------------------------
 Financing activities:
      Issue of capital stock for cash                       --              237
      Repurchase of common shares                           --          (19,796)
--------------------------------------------------------------------------------
                                                                        (19,559)
--------------------------------------------------------------------------------

 Investing activities:
      Additions to capital assets                          (74)            (284)
      Short term investments                            10,857               --
      Investment                                            --           (5,933)
      Sale of investment                                   711               --
--------------------------------------------------------------------------------
                                                        11,494           (6,217)
--------------------------------------------------------------------------------

 Increase (decrease) in cash and cash equivalents       19,894          (23,007)
 Cash and cash equivalents, beginning of period         17,489           42,822
--------------------------------------------------------------------------------
 Cash and cash equivalents, end of period              $37,383          $19,815
================================================================================


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                                       7


                                CRYPTOLOGIC INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                         (In thousands of U.S. dollars)
                                   (Unaudited)

                                                                 For the three months ended
                                                                          March 31
------------------------------------------------------------------------------------------------------------------
                                                           2003                              2002
------------------------------------------------------------------------------------------------------------------
                                                      Number of         Stated          Number of         Stated
                                                         Shares          Value             Shares          Value
                                                        ('000s)                           (`000s)

Common shares:
Balance, beginning of period                             12,206        $10,448             13,137         $8,448
Repurchase of shares                                         --             --            (1,170)          (367)
Exercise of stock options                                    --             --                 25            237
------------------------------------------------------------------------------------------------------------------
Balance, end of period                                   12,206         10,448             11,992          8,318
------------------------------------------------------------------------------------------------------------------

Series F warrants:
Balance, beginning of period                                 30            272                 30            272
------------------------------------------------------------------------------------------------------------------
Balance, end of period                                       30            272                 30            272
------------------------------------------------------------------------------------------------------------------

Total capital stock                                                     10,720                             8,590
------------------------------------------------------------------------------------------------------------------

Retained earnings:
Balance, beginning of period                                            30,376                            52,369
Net income                                                               1,831                             2,204
Excess of purchase price of treasury
  shares over stated value                                                  --                          (19,429)
------------------------------------------------------------------------------------------------------------------
Balance, end of period                                                  32,207                            35,144
------------------------------------------------------------------------------------------------------------------

Total shareholders' equity                                             $42,927                           $43,734
==================================================================================================================


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                                       8


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              As at March 31, 2003
       (All figures are in U.S. dollars, except where otherwise indicated)
                                   (Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2002. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002, as set out in the 2002 Annual Report.

1.   Stock Option Plan

In accordance with the new recommendations adopted in 2002, the Company will continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. However, under the new standard, the Company is required to provide additional pro forma disclosures for options granted to employees as if the fair value based accounting method had been used to account for employee stock options.

The fair value of the options granted was determined using the Black-Scholes option pricing model using a dividend yield of 0% and the following weighted assumptions.

                                             2003                      2002
                                             ----                      ----

   Risk-free rate                            3.0%                      2.0%
   Expected volatility                      75.0%                    100.0%
   Expected life of options in years          5.0                       5.0

Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new recommendations, the Company's net income and earnings per share would have been changed to the following pro-forma amounts:

                                               Three months ending               Three months ending
                                                 March 31, 2003                     March 31, 2002
                                        ---------------------------------- ---------------------------------
                                          As reported       Pro forma        As reported       Pro forma
                                            (`000)            (`000)           (`000)           (`000)
    Net income                                  $1,831         $1,646             $2,204           $2,167

    Earnings per share
         Basic                                   $0.15          $0.13              $0.18            $0.18
         Diluted                                 $0.15          $0.13              $0.16            $0.16


2.   Sale of Investment

On February 18, 2003, the Company sold 100% of its investment in HIP Interactive Corp. (HP-TSX), representing 1,000,000 common shares at Cdn$1.05 per share, net of transaction charges, for total proceeds of Cdn$1,050,000 (US$711,104), and resulting in a gain of US$31,258.